SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2015

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Further to its announcements on October 20, 2015 and October 21, 2015, G. Willi-Food International Ltd. (the "Company") announced that it has received the following information from Israel 18 B.V. ("Israel 18"), its ultimate controlling shareholder:

In accordance with existing agreements between Israel 18 and Fortissimo Capital Management Ltd. ("Fortissimo"), and between Israel 18 and S.G Textile Holdings Ltd. ("S.G.") and Z. Birinboim Holdings Ltd. ("Birinboim", and Fortissimo, S.G., and Birinboim together, the "Applicants"), Israel 18 has fulfilled all of its obligations and paid all amounts that were outstanding to the Applicants as of the date of the District Court of Haifa hearing on October 20, 2015.

As a result of the above actions on the part of Israel 18, and pursuant to agreed-upon motions submitted by the parties, the court has cancelled a scheduled hearing regarding liquidation and temporary receivership motions.  In addition, the court (i) cancelled Fortissimo's request for the appointment of a temporary receiver over Israel 18 and required Fortissimo to inform the court within 30 days if seeks to maintain its liquidation motion, and (ii) approved a settlement agreement submitted by Israel 18, S.G., and Birinboim and required S.G. and Birinboim to inform the court by November 20, 2015 if they continue to seek a hearing on a motion to appoint a temporary receiver over Israel 18 and similarly whether they seek to maintain a liquidation motion.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Gil Hochboim
Name: Gil Hochboim
Title: Chief Executive Officer

Date: November 6, 2015